Exhibit (d)(19)(i)

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

Agreement to Reduce Management Fee

AGREEMENT made as of October 26, 2022 by and between GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC, a Massachusetts limited liability company (the “Advisor”), and GMO TRUST, a Massachusetts business trust (the “Trust”), on behalf of its series, GMO Emerging Markets Select Equity Fund (formerly GMO Emerging Domestic Opportunities Fund) (the “Fund”).

WHEREAS, the Advisor and the Trust, on behalf of the Fund, are parties to a Management Contract, dated August 2, 2010 (“Management Contract”); and

WHEREAS, under the Management Contract, the Fund pays to the Advisor a fee computed and paid monthly at the annual rate of 0.75% of the Fund’s average daily net asset value (“Fee”); and

WHEREAS, the Advisor and the Trust desire to memorialize the Advisor’s agreement to reduce the Fee as set forth in this Agreement;

NOW, THEREFORE, the Advisor and the Trust agree as follows:

1.     Effective as of October 26, 2022, the Advisor agrees to reduce the Fee payable to the Advisor by the Fund under the Management Contract to an annual rate of 0.55% (the “New Fee Rate”). The Fee shall continue to be calculated and paid in accordance with the terms of the Management Contract.

2.     The New Fee Rate may only be increased, including through termination of this Agreement, in accordance with the requirements under Section 15 of the Investment Company Act of 1940, as amended (giving effect to any interpretations of or exemptive relief granted by the Securities and Exchange Commission and/or its Staff), that would apply to effect an increase in the Fee set forth in the Management Contract.

3.     The Advisor understands and acknowledges that the Trust intends to rely on this Agreement, including in connection with the preparation and printing of the Trust’s prospectus (including any supplements thereto) and the daily calculation of the net asset value of the Fund or any of its classes.

[Signature page follows.]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement on the day and year first above written.

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:	/s/ Douglas Y Charton
Name:	Douglas Y Charton
Title:	Counsel

ACKNOWLEDGED AND AGREED:

GMO TRUST, on behalf of its series GMO Emerging Markets Select Equity Fund

By:	/s/ Douglas Y Charton
Name:	Douglas Y Charton
Title:	Vice President-Law

This instrument is executed on behalf of Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) by a duly authorized officer or other agent solely in his or her capacity as an authorized signatory, pursuant to delegated authority from GMO, and not individually.  The obligations of or arising out of this instrument are not binding upon any officer or other agent, partner, member or director of GMO individually, but are binding only upon GMO and its assets.  A Certificate of Organization of GMO is on file with the Secretary of The Commonwealth of Massachusetts.

A copy of the Amended and Restated Agreement and Declaration of Trust of the Trust is on file with the Secretary of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or shareholders individually but are binding only upon the assets and property of the Fund.